DWS Investment Management Americas, Inc.

5201 Gate Parkway
Jacksonville, FL 32256

December 17, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No. 476 to the Registration Statement on Form N-1A of Xtrackers Risk Managed USD High Yield Strategy ETF (“Fund”), a series of DBX ETF Trust (“Trust”) (Reg. Nos. 333-170122; 811-22487)

Dear Ms. White,

This letter is submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) regarding the above-referenced Post-Effective Amendment (“Amendment”); comments were received via telephone on November 18, 2021 and on December 14, 2021. The Amendment was filed on behalf of the Fund on October 7, 2021 with an effective date of December 21, 2021.

The Staff’s comments are restated below, followed by the Fund’s responses.

1.	Comment: Provide the index methodology white paper and a model portfolio.

Response: The Registrant, on December 14, 2021, provided the index methodology white paper and a model portfolio via e-mail to Alison White at the SEC.

2.	Comment: Provide the Staff with a completed fee table and expense example for the Fund, prior to effectiveness.

Response: The Registrant, on December 14, 2021, provided the completed fee table and expense example via e-mail to Alison White at the SEC.

3.	Comment: In the introduction to the expense example, consider changing the reference to “capped” expenses to “waived” expenses.

Response: The Registrant has revised the disclosure accordingly.

4.	Comment: In the Fund’s prospectus, define the capitalized term “Effective Federal Funds Rate.”

Response: The Registrant has revised the disclosure accordingly.

5.	Comment: Revise the MACD disclosure to explain the concept and calculation in plain English.

Response: The Registrant has revised the disclosure accordingly.

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6.	Comment: In correspondence, provide the percentage of the time the Underlying Index would have been allocated to cash versus bonds over the past one year.

Response: The Registrant provided, on December 14, 2021, the requested information via e-mail to Alison White at the SEC.

7.	Comment: Clarify what the Fund means by the following disclosure: “Once an allocation decision has been made, the new weighting…will be changed by 50% on the first day of rebalancing and by the remaining 50% on the next business day…” How does the Advisor decide which securities to sell the first day and which to sell the second day; is there a formula?

Response: The Registrant has revised the disclosure to provide additional information about the rebalancing process of the Underlying Index, which is executed on a pro rata basis on trading day 1 and trading day 2. The Advisor gains exposure to the securities that comprise the Underlying Index by investing in ETFs and will adjust its position in those ETFs in a manner that it believes will best correspond to the changes in the composition of the Underlying Index.

8.	Comment: In the Fund’s name, with respect to the term “High Yield,” it is not clear to the Staff how the Fund will satisfy Rule 35d-1. Advise or revise accordingly.

Response: Pursuant to discussion with the Staff on December 14, 2021, the Registrant has revised the Fund’s name to Xtrackers Risk Managed USD High Yield Strategy ETF.

9.	Comment: How does the Advisor decide to invest in Xtrackers USD High Yield Corporate Bond ETF (HYLB), Xtrackers High Beta High Yield Bond ETF (HYUP) and Xtrackers Low Beta High Yield Bond ETF (HYDW); i.e., does the Advisor use a rules-based algorithm? If not, how is the Fund an index fund?

Response: As described in the prospectus, the Advisor intends to seek to replicate the underlying exposures primarily by investing in HYLB, which itself seeks to track the same high yield index as the Underlying Index. At times when the risk profile of the Underlying Index warrants, the Advisor may utilize investment in HYUP or HYDW, each of which provide exposure to certain segments of the same high yield index as the Underlying Index. On an overall basis, while the Advisor retains discretion in allocating among HYLB, HYUP and HYDW, the Fund’s investment objective remains to track the Underlying Index and the Advisor’s discretion is subject to that objective. Accordingly, the Advisor’s exercise of discretion in allocating between those three ETFs is intended to produce an allocation that results in the closest correspondence to the securities and characteristics of the Underlying Index when in the High Yield Position, and thus is consistent with the Fund’s investment objective.

10.	Comment: How does the Advisor determine which underlying money market fund(s) and/or US Government securities to invest in, i.e., a rules-based algorithm? If not, how is the Fund an index fund?

Response: The Advisor uses money market mutual funds and US government securities as proxies for cash, intended to produce an allocation that results in the closest correspondence to the characteristics of the Underlying Index when in the Cash Position. Accordingly, for the same reasons set forth in the prior response, the Advisor’s discretion with respect to allocating the Fund’s cash exposure is consistent with the Fund’s investment objective to track the Underlying Index.

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11.	Comment: Revise “Trend lag risk” into practical plain English terms.

Response: The Registrant has revised the disclosure accordingly.

12.	Comment: Add principal strategy disclosure to Item 4 of the Fund’s prospectus corresponding to “ESG investing risk,” including specific ESG factors that the underlying money market fund will consider when choosing investments and how it will consider them. For example, will it use ESG to include or exclude securities?

Response: The Registrant has revised the disclosure accordingly.

13.	Comment: Add principal strategy disclosure to the Fund’s prospectus that corresponds with “Repurchase agreements risk.”

Response: The Registrant has removed “Repurchase agreement risk” from Item 4 and left it in Item 9 which we believe accurately reflects the Fund’s investment strategy and expected exposure to repurchase agreements and the corresponding risk over time.

14.	Comment: It is unclear why “Derivatives risk” is in Item 9 but not Item 4; reconcile. If investing in derivatives will be a principal investment strategy, add Item 4 and Item 9 investment strategy disclosure.

Response: The Registrant hereby confirms that the Fund does not use derivatives as a principal investment strategy, but may have exposure to derivatives resulting from its investment in the Underlying ETFs. Disclosure has been added to “Additional Information about the Underlying ETFs” that corresponds to the inclusion of “Derivatives risk” in Item 9.

15.	Comment: If the Fund will count derivatives for purposes of the Fund’s 80% strategy, advise how the Fund will value them for this purpose, i.e., notional or market value.

Response: The Fund does not include derivative instruments in the calculation of the 80% investment policy.

16.	Comment: It is unclear why “Futures risk” is in Item 9 but not Item 4; reconcile. If investing in futures will be a principal investment strategy, add Item 4 and Item 9 investment strategy disclosure.

Response: The Registrant hereby confirms that the Fund does not use futures contracts as a principal investment strategy but may have exposure to futures resulting from its investment in the Underlying ETFs. Disclosure has been added to “Additional Information about the Underlying ETFs” that corresponds to the inclusion of “Futures Risk” in Item 9.

17.	Comment: If the Fund will count futures for purposes of the Fund’s 80% strategy, advise how the Fund will value them for this purpose, i.e., notional or market value.

Response: The Fund does not include futures in the calculation of the 80% investment policy.

18.	Comment: If there is a sub-license agreement between the Fund and the Advisor to use the Underlying Index, file the sub-license agreement as an exhibit to the Fund’s Registration Statement.

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Response: The Registrant hereby confirms that the license agreement between the index provider and the Fund’s Advisor does not require the Advisor to sublicense the index for use with the Fund. Accordingly, there is no sub-license agreement between the Fund and the Advisor.

19.	Comment: In the Statement of Additional Information – Part II, there is disclosure that discusses the acceptance of orders for creation units. Delete, or explain supplementally, the legal basis for the statement that the Trust “reserves the absolute right to reject or revoke a creation order transmitted to it by the Distributor in respect of any Fund in circumstances (iv) and (vi).”

In proposing rule 6c-11, the SEC has stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515 (the “Proposing Release”), at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). The disclosure in question is sufficiently broad to run counter to the Commission’s position.

Response: Pursuant to our telephone conversation on December 14, 2021 regarding this comment, the Registrant has revised the disclosure accordingly.

If you have any questions regarding any of the foregoing or require additional information, please call me at (904) 645-4353.

Sincerely yours,

/s/ Rob Benson

Rob Benson

Senior Legal Counsel

DWS Investment Management Americas, Inc.

cc: Jeremy Senderowicz, Vedder Price P.C.

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